Exhibit 99.1
FreeSeas Inc. Appoints New Independent Director to Board
PIRAEUS, Greece, November 3, 2008 — FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for dry bulk cargoes, today announced that Mr. Didier Salomon has been elected to the Company’s Board of Directors.
Mr. Salomon has spent fourteen years as head of global shipping at BNP Paribas. Prior to that, he held similar positions at Banque Louis-Dreyfus, Banque Bruxelles Lambert and Credit Naval. Mr Salomon holds a diploma in political science (Sciences Po Paris), a degree in law (Paris Assas) and a post graduate diploma in banking (Centre d’Etudes Superieures de Banque). For many years he has been a lecturer on the economy and capital markets at the Conservatoire des Arts et Metiers in Paris.
Mr. Salomon will take the Board seat vacated by the departure of Board member Matthew McCleery. Mr. McCleery’s departure from the Board will allow him to take a more active role with the Company in the area of strategic business development.
“I would like to thank Mr. McCleery for his time and dedication to the FreeSeas Board. We look forward to working with him on future projects,” commented Ion Varouxakis, President and CEO of FreeSeas. “Mr. Salomon has been a trusted partner in the industry for many years and I believe he will add great depth to our Board. His experience in the shipping sector, as well as his vast knowledge of the debt and capital markets, will help guide FreeSeas as we continue to grow.”
Varouxakis continued, “Our Board shall continue its policy of a balanced chartering strategy with exposure to neither the derivatives market nor to high-risk investments. FreeSeas expects that its charters will continue to generate revenue as projected and that the Company will maintain its growth plan in a changing environment. We are witnessing substantial dislocation in the current market environment; we believe however that we are well-positioned to take advantage of opportunities when they arise.”
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact
FreeSeas Inc.
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
CJP Communications
Investor Relations / Financial Media:
Thomas J. Rozycki, Jr., Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
www.cjpcom.com